United States

Securities and exchange commission
washington, d.c. 20549

FORM 6-K

report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 of
the securities exchange act of 1934

For the month of March 2026

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ✓  Form 40-F ___

Index

Item Description of Items

1.	Notice to Shareholders dated December 18, 2025 – Declaration of Interest on Equity
2.	Notice to Shareholders dated December 17, 2025 – Declaration of Dividends
3.	Notice to Shareholders dated December 12, 2025 – Second Payout Installment
4.	Notice to Shareholders dated January 14, 2026 Expected date for the Annual Shareholders’ Meeting
5.	Notice to the Market dated January 14, 2026 – Change in relevant shareholding
6.	Notice to the Market dated December 2, 2025 – Conclusion of corporate reorganization of 11 Cemig SIM photovoltaic power plants (UFVs)
7.	Notice to the Market dated January 21, 2026 – Acquisition of 51% of the shares of Hidrelétrica Pipoca S.A.
8.	Notice to the Market dated January 29, 2026 – Completion of the acquisition of Empresa de Transmissão Timóteo-Mesquita S.A.
9.	Notice to the Market dated February 20, 2026 – Cemig is once again included in the S&P Global Sustainability Yearbook and the Clean200 ™, maintains its “A List” classification in the CDP, and is recognized as one of the 10 most sustainable corporations in Latin America by Corporate Knights
10.	Earnings Release – 4Q2025

Forward-Looking Statements

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

By: /s/ Andrea Marques de Almeida  .

Name: Andrea Marques de Almeida

Title: Vice President of Finance and Investor Relations

Date: March 26, 2026

1.	Notice to Shareholders dated December 18, 2025 – Declaration of Interest on Equity

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 17.155.730/0001-64

COMPANY REGISTRY (NIRE): 31300040127

B3 (CMIG3, CMIG4)

NYSE (CIG, CIGC)

NOTICE TO SHAREHOLDERS

Declaration of Interest on Equity

We hereby inform our shareholders that the Executive Board approved the declaration of Interest on Equity (IoE) of R$677,417,000.00 (six hundred and seventy-seven million, four hundred and seventeen thousand reais). Detailed information about the payment is as follows:

IOE
Gross amount per share	R$0.23680263228
Date “with rights” (1)	12/23/2025
Date “ex-rights”	12/26/2025
Payment date	2 (two) equal installments: • the first by 06/30/2026 and • the second by 12/30/2026

(1)	Common and preferred shareholders of record will be entitled to the payment.

Shareholders whose shares are not held in custody at CBLC and whose registration data is outdated are advised to go to a branch of Banco Itaú Unibanco S.A. (the institution managing CEMIG’s Registered Share System) bearing their personal documents for the due update of their registration data.

Belo Horizonte, December 18, 2025.

Andrea Marques de Almeida

Vice President of Finance and Investor Relations

2.	Notice to Shareholders dated December 17, 2025 – Declaration of Dividends

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 17.155.730/0001-64

COMPANY REGISTRY (NIRE): 31300040127

B3 (CMIG3, CMIG4)

NYSE (CIG, CIGC)

NOTICE TO SHAREHOLDERS

Declaration of Dividends

We hereby inform our shareholders that the Board of Directors approved today the declaration of Dividends in the gross amount of R$417,301,487.95 (four hundred and seventeen million, three hundred and one thousand, four hundred and eighty-seven reais, and ninety-five centavos) by using the realizable Profit Reserve account, arising from mandatory dividends not distributed, as detailed below:

Dividends
Gross amount per share	R$0.14587483160
Date “with rights” (1)	12/22/2025
Date “ex-rights”	12/23/2025
Payment date	12/30/2025

(1)	Common and preferred shareholders of record will be entitled to the payment

Shareholders whose shares are not held in custody at CBLC and whose registration data is outdated are advised to go to a branch of Banco Itaú Unibanco S.A. (the institution managing CEMIG’s Registered Share System) bearing their personal documents for the due update of their registration data.

Belo Horizonte, December 17, 2025.

Andrea Marques de Almeida

Vice President of Finance and Investor Relations

3.	Notice to Shareholders dated December 12, 2025 – Second Payout Installment

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 17.155.730/0001-64

COMPANY REGISTRY (NIRE): 31300040127

NOTICE TO SHAREHOLDERS

Second Payout Installment

We hereby inform our shareholders that CEMIG will pay the second payout installment related to fiscal year 2024 on December 30, 2025, as follows:

Payout	Approval Date	Date “with rights”	Date “ex-rights”	Per common/preferred share (R$)	Total Amount (R$ thousand)

Interest on Equity	03/21/2024	03/26/2024	03/27/2024	0.087782934	193,169
Interest on Equity	06/18/2024	06/21/2024	06/24/2024	0.075106044	214,855
Interest on Equity	09/17/2024	09/23/2024	09/24/2024	0.082601110	236,296
Interest on Equity	12/17/2024	12/23/2024	12/26/2024	0.097903756	280,072
Dividends	04/30/2025	04/30/2025	05/02/2025	0.329405903	942,326
TOTAL				0.672799748	1,866,716

Regarding the payment of Interest on Equity (IoE), a 15% income tax will be withheld, except for shareholders exempt from said withholding, as provided for in the legislation in force.

Shareholders whose bank details are updated with Banco Itaú Unibanco S.A., the custodian institution of CEMIG's registered shares, will have their credits automatically made on the payment day.

If the shareholder does not receive the aforementioned credit, they should go to a branch of Banco Itaú Unibanco S.A. to update their registration data.

The payout related to the shares held in custody with Companhia Brasileira de Liquidação e Custódia (CBLC) will be directly credited to such entity, and the Depository Brokers will be responsible for transferring them to the respective shareholders.

Belo Horizonte, December 12, 2025.

Andrea Marques de Almeida

Vice President of Finance and Investor Relations

4.	Notice to Shareholders dated January 14, 2026 Expected date for the Annual Shareholders’ Meeting

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 17.155.730/0001-64

COMPANY REGISTRY (NIRE): 31300040127

NOTICE TO SHAREHOLDERS

Expected date for the Annual Shareholders’ Meeting

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG”), a publicly-held company with shares traded on the stock exchanges of São Paulo and New York, in accordance with the provisions of Paragraph 2 of Article 37 of CVM Resolution 81/22, as amended, hereby informs its shareholders and the market in general that the Company’s Annual Shareholders’ Meeting is scheduled to be held on April 30, 2026.

The guidelines regarding shareholders’ participation, as well as the call notice and the Management’s Proposal, will be made available in due course.

Belo Horizonte, January 14, 2026.

Luis Cláudio Correa Villani

Acting Vice President of Finance and Investor Relations

5.	Notice to the Market dated January 14, 2026 – Change in relevant shareholding

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 17.155.730/0001-64

COMPANY REGISTRY (NIRE): 31300040127

NOTICE TO THE MARKET

Change in relevant shareholding

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG”), a publicly-held company with shares traded on the stock exchanges of São Paulo and New York, in compliance with the provisions of Article 12 of CVM Resolution 44/2021, dated August 23, 2021, as amended, hereby informs its shareholders and the market in general that it has received correspondence from Banco de Investimentos UBS (Brasil) S.A., a financial institution enrolled under Corporate Taxpayer’s ID (CNPJ/MF) number 33.987.793/0001-33, acting as the leading institution of the prudential conglomerate of the Grupo UBS in Brazil (“Investors”), informing a reduction in its relevant interest in derivative instruments.

According to the information provided, the new position corresponds to derivatives with financial settlement equivalent to 182,867,928 preferred shares issued by the Company, representing 9.60% of CEMIG’s preferred shares, as detailed in the attached correspondence.

The Investors further state that the transactions carried out do not aim to change the Company’s control or management structure, and that they are not party to any agreements or contracts that regulate voting rights or the purchase and acquisition of securities issued by the Company.

Belo Horizonte, January 14, 2026.

Luis Cláudio Correa Villani

Acting Vice President of Finance and Investor Relations

6.	Notice to the Market dated December 2, 2025 – Conclusion of corporate reorganization of 11 Cemig SIM photovoltaic power plants (UFVs)

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 17.155.730/0001-64

COMPANY REGISTRY (NIRE): 31300040127

NOTICE TO THE MARKET

Conclusion of corporate reorganization of 11 Cemig SIM photovoltaic power plants (UFVs)

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG”), a publicly-held company with shares traded on the stock exchanges of São Paulo and New York, hereby informs its shareholders and the market in general that its wholly-owned subsidiary CEMIG SOLUÇÕES INTELIGENTES EM ENERGIA S.A. (“Cemig SIM”), has, on this date, concluded a corporate reorganization with a wholly-owned subsidiary of COMERC ENERGIA S.A. (“COMERC”), with which it jointly held a 49% equity interest in 11 distributed generation photovoltaic power plants (“UFVs”), with total installed capacity of 53.7 MWp.

Upon completion of the transaction, CEMIG SIM now holds a 100% equity interest in 6 UFVs, totaling 27.0 MWp of installed capacity, while COMERC will indirectly hold a 100% equity interest in 5 UFVs, totaling 26.7 MWp.

This corporate reorganization is aligned with CEMIG’s Strategic Plan, which provides for the optimization of its asset portfolio with wholly-owned interests and the enhancement of operational efficiency through the capture of commercial, administrative, and operational synergies.

CEMIG reaffirms its commitment to keep its shareholders, the market in general, and other stakeholders duly and timely informed, in accordance with CVM regulations and applicable legislation.

Belo Horizonte, December 02, 2025.

Andrea Marques de Almeida

Vice President of Finance and Investor Relations

7.	Notice to the Market dated January 21, 2026 – Acquisition of 51% of the shares of Hidrelétrica Pipoca S.A.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 17.155.730/0001-64

COMPANY REGISTRY (NIRE): 31300040127

B3 (CMIG3, CMIG4)

NYSE (CIG, CIGC)

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 06.981.176/0001-58

COMPANY REGISTRY (NIRE): 31300020550

NOTICE TO THE MARKET

Acquisition of 51% of the shares of Hidrelétrica Pipoca S.A.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG” or “Company”), a publicly-held company with shares traded on the stock exchanges of São Paulo and New York, and CEMIG GERAÇÃO E TRANSMISSÃO S.A. (“CEMIG GT”), a publicly-held company and the wholly-owned subsidiary of CEMIG, hereby inform their shareholders and the market in general that, on August 14, 2025, the Company exercise its Preemptive Rights to acquire 51% of the shares of Hidrelétrica Pipoca S.A. (“PCH Pipoca”) held by Serena Geração S.A. (“Serena Geração”), a wholly-owned subsidiary of Serena Energia S.A. (“Serena Energia”).

The aforementioned Preemptive Right, as regulated under the Shareholders’ Agreement, arises from the transfer of indirect control of PCH Pipoca, completed on November 04, 2025. The effectiveness of the transaction is subject to the fulfillment of customary conditions precedent applicable to transactions of this nature, including approvals from CADE (the Brazilian antitrust authority) and ANEEL, all of which are currently in progress.

CEMIG GT currently holds 49% of the shares of PCH Pipoca, which is located in the eastern region of the State of Minas Gerais. The acquisition of the remaining 51% will result in full ownership of the asset, which has 20 MW of installed capacity and 11.9 average MW of firm energy.

The transaction value totals R$36.33 million and will be adjusted by 100% of the CDI from May 15, 2025 until the date of the auction of the Public Tender Offer (“Tender Offer”) of Serena Energia.

CEMIG and CEMIG GT reiterate their commitment to keeping shareholders and the market duly informed about this matter, in accordance with CVM regulations and applicable legislation.

Belo Horizonte - January 21, 2026.

Andrea Marques de Almeida

Vice President of Finance and Investor Relations

8.	Notice to the Market dated January 29, 2026 – Completion of the acquisition of Empresa de Transmissão Timóteo-Mesquita S.A.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 17.155.730/0001-64

COMPANY REGISTRY (NIRE): 31300040127

B3 (CMIG3, CMIG4)

NYSE (CIG, CIGC)

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 06.981.176/0001-58

COMPANY REGISTRY (NIRE): 31300020550

Notice to the Market - Completion of the acquisition of Empresa de Transmissão Timóteo-Mesquita S.A. – (“ETTM”)

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG or Company”), a publicly-held company, with shares traded on the stock exchanges of São Paulo and New York, hereby informs its shareholders and the market in general, further to the Notice to the Market disclosed by the Company on February 26, 2025, that CEMIG GERAÇÃO E TRANSMISSÃO S.A. - (“CEMIG GT”), a wholly-owned subsidiary of CEMIG, concluded, on January 29, 2026, the acquisition of all of the share capital of Empresa de Transmissão Timóteo-Mesquita S.A. – (“ETTM”), formerly owned by Grupo Fram Capital.

The agreed purchase price was R$30.0 million, and the Annual Permitted Revenue (“RAP”) of the assets amounts to R$6 million. ETTM’s transmission assets are connected to the 230 kV Basic Network owned by CEMIG and comprise the Mesquita-Timóteo 2 Transmission Line (24km) and the Timóteo 2 Substation, which sections the Ipatinga 1-Timóteo 1 Transmission Line, all located in the Vale do Aço region, in the State of Minas Gerais.

The acquisition is in line with the Company’s Strategic Planning, which provides for investments in transmission assets in the State of Minas Gerais.

CEMIG reaffirms its commitment to keep shareholders, the market in general, and other stakeholders duly and timely informed, in accordance with CVM regulations and applicable legislation.

Belo Horizonte, January 29, 2026.

Andrea Marques de Almeida

Vice President of Finance and Investor Relations

9.	Notice to the Market dated February 20, 2026 – Cemig is once again included in the S&P Global Sustainability Yearbook and the Clean200 ™, maintains its “A List” classification in the CDP, and is recognized as one of the 10 most sustainable corporations in Latin America by Corporate Knights

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 17.155.730/0001-64

COMPANY REGISTRY (NIRE): 31300040127

NOTICE TO THE MARKET

Cemig is once again included in the S&P Global Sustainability Yearbook and the Clean200 ™, maintains its “A List” classification in the CDP, and is recognized as one of the 10 most sustainable corporations in Latin America by Corporate Knights

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG or Company”), a publicly held company with shares traded on the stock exchanges of São Paulo and New York, in line with its commitment to adopting best practices in climate action and sustainability, hereby announces that it has received the following recognitions:

- CDP Climate 2025 - A List

CEMIG remains on the CDP - Carbon Disclosure Project “A List”, reaffirming its commitment to disclosure, transparency, and environmental action.

CEMIG achieved the highest score in 10 out of 16 criteria, standing out for its action plan with concrete initiatives to meet its public commitment to become net zero by 2040.

The Company was also recognized for the development of new low-carbon products through its wholly owned subsidiary, Cemig Sim, in renewable energy, with projects focused on GHG emissions mitigation, as well as for investments in distribution grid modernization aimed at improving customer service, enhancing service quality, and reducing electricity losses.

CDP is a renowned international organization responsible for environmental disclosure on a global scale.

Further details on CEMIG’s climate management practices are available in its sustainability reports at www.cemig.com.br and on the website of CDP https://classic.cdp.net/en.

- Standard & Poor’s Global Sustainability Award

CEMIG was included in The Sustainability Yearbook 2026, which highlights 848 sustainability leaders across 59 sectors worldwide. The position of each company in the ranking is based on performance in the S&P Global ESG Scores, calculated through the Corporate Sustainability Assessment (CSA). Within the global electric utilities sector, CEMIG ranked among the top 10%.

The Company’s continued presence in the Yearbook reinforces CEMIG’s ongoing commitment to ESG best practices, which are essential for sustainable growth and long-term value creation for its shareholders, employees, suppliers, and society.

- One of the 10 most sustainable corporations in Latin America by Corporate Knights

CEMIG was selected by Corporate Knights as one of the "10 Most Sustainable Corporations in Latin America", featured in the inaugural ranking released by the Canadian Organization in 2026. The list, which highlights companies with the strongest environmental, social, and governance performance, assessed 343 Latin American companies using the same methodology applied in the prestigious Global 100 ranking.

Only the 10 companies with the highest consolidated scores were included in the final selection. The result underscores CEMIG’s consistent progress in initiatives related to energy transition, environmental impact reduction, innovation, governance, and social responsibility.

- Clean200™ 2026 Global Ranking

CEMIG achieved 63rd place in the Clean200™ 2026 ranking, prepared by the U.S.-based organization As You Sow, in partnership with Corporate Knights.

The Clean200™ lists the 200 publicly held companies generating the highest revenues from products and services aligned with the clean economy, among more than 8,000 companies analyzed worldwide. The study considers indicators related to renewable energy, energy efficiency, sustainable technologies, environmental impact, and social criteria.

CEMIG’s performance in the ranking highlights the relevance of its predominantly renewable matrix, its continuous investments in clean innovation, and its commitment to responsible practices aligned with the energy transition, as well as the steady advancement of ESG as a strategic pillar of the Company.

Belo Horizonte, February 20, 2026.

Andrea Marques de Almeida

Vice President of Finance and Investor Relations

10.	Earnings Release – 4Q2025

4Q25

EARNINGS RELEASE

Conference Call | Webcast

March 20 (Friday), at 11:00 am

(Brasília time)

Link - CEMIG - WEBCAST

CMIG3 NÍVEL 1 CMIG4 NÍVEL 1 CIG LISTED NYSE CIG.C LISTED NYSE

IBRX100 B3 IEE B3 ISE B3 ICO2 B3

4Q25 HIGHLIGHTS

RATINGS

AAA Fitch Ratings | AAA MOODY'S | AA+ S&P Global

Results 4Q25 (R$ million)

Consolidated Ebitda

+53,9%
-6,5%
1,914
2,947
1,937
1,811
4Q24
4Q25
4Q24
4Q25
IFRS
Ajusted

Consolidated Net Profit

+88,0%
-12,3%
998
1,876
1,166
1,023
4Q24
4Q25
4Q24
4Q25
IFRS
Ajusted

Ebitda by segment (IFRS)

1,700
485
214
183
110
254
Distribution
Generation
Transmission
Gas
Commercialization
Holding / Investees

Leverage (Net debt/Adjusted Ebitda)

1.28
1.22
0.96
0.89
1.30
2.30
2020
2021
2022
2023
2024
2025

ESG

Commitment to Sustainability

5.4 million renewable energy certificates issued in 2025

REC CEMIG – ENERGIA LIVRE CEMIG – 100% RENOVÁVEL

25 CONSECUTIVE YEARS IN THE INDEX

MEMBER OF Dow Jones Sustainability Indices

ONLY COMPANY IN THE ELECTRICITY SECTOR IN THE AMERICAS TO BE PART OF THE INDEX SINCE ITS CREATION IN 1999

Included in the "A-list" of CDP Climate 2025

CDP

Transforming lives with our energy.

2025 HIGHLIGHTS

RESULTS 2025

EBITDA: **R$ 8.28** billion
Adjusted EBITDA: **R$ 7.30** billion
Net Profit: **R$ 4.90** billion
Adjusted Net Profit: **R$ 4.15** billion

CEMIG D (DISTRIBUTION)

- Cemig outperforms regulatory Opex and Ebitda: Opex by R$ 34 mn; Ebitda by R$ 89 mn.
- Best-ever DEC: 8.97 hours in 4Q25, down 29 minutes from 2024.
- Energy losses 11.42%, lower than regulatory level (11.46%).

OPERATIONAL EFFICIENCY

- Post-retirement: Resolution of health and dental plan liabilities through the termination of post-employment obligations, following an agreement ratified by the Labor Court

TRADING

- Ebitda R$ 518 million lower – on exposure to higher prices for supply to close open positions.
- Negative effect (R$ 234 million) from differences in spot prices between regions – especially in first half of the year

Record levels of investment: R$ 6.6 billion in 2025, 16.0% more than in 2024

- Cemig D: Capex of R$ 5.08 billion in 2025 alone (15.4% higher than in 2024)
  - Distribution investment program: 4.2 times annual depreciation metric (QRR)
- Transmission: R$ 461 million invested in 2025 (+48.7%) – adding R$ 54 million RAP revenue
- Generation: Extension of 3 concessions – from win at GSF auction:
  - Queimado and Pai Joaquim plants – 7 years; Irapé plant – 3 years
  - Disbursement totaling R$ 199 million

Credit quality

- Moody's upgraded Cemig's rating to **AAA** (in September 2025).
  - Cemig now has **highest ratings** from 2 of the main rating agencies
- Debt: **average tenor** extended by 2.1 years (in December 2025) – to 6.9 years

Allocation of 2025 earnings: distribution of R$ 3.51 billion

- Interest on Equity: R$ 2.42 billion declared in the year 2025.
- R$ 417 million in dividends declared, paid in December from profit reserves
- R$ 676 million in dividends proposed to April 2026 AGM.
  - R$ 417 million from profit reserves
  - R$ 259 million mandatory minimum dividend

Highest yield in Brazilian power sector (14.9%*) for second consecutive year

Source: Economática DY Inicial (Start of Period Dividend Yield) indicator

4Q25 HIGHLIGHTS

RESULTS 4Q25

EBITDA: **R$ 2.95** billion
Adjusted EBITDA: **R$ 1.81** billion
Net Profit: **R$ 1.88** billion
Adjusted Net Profit: **R$ 1.02** billion

CEMIG D – DISTRIBUTION

- Adjusted Ebitda up 1.7% (includes R$ 138 mn from increase in "Portion B" per quarter, offset by a reduction in market volume compared to 4Q24).
  - Energy distributed (excluding DG) down 3.5% YoY (captive market: –4.3% ; free market: –2.9%)
  - Total energy distributed including offset DG: down 1.4%
- Client default provision: R$ 29.0 million lower than in 4Q24.
- DEC (outage duration): Significant improvement: to 8.97 in December, from 9.34 in September

Post-employment obligations (health plan):

- Accord approved by Labor Court adds R$1.19 billion to 2025 Ebitda, R$ 788 mm to profit.
  - Liabilities terminated, in exchange for R$ 1.28 billion to be paid in instalments through 2030

Generation and Trading

- Total adjusted Ebitda of Generation + Trading was R$ 184 million lower, on:
  - Lower GSF (0.69 in 4Q25, vs. 0.80 in 4Q24) and higher spot prices.
  - Exposure to higher prices to close positions in 4Q25

LEADERSHIP IN FREE MARKET

- Cemig is the first trader to have 10,000 consumer units.
- 208 MW sold in the Retail Free Market in December (8.5% market share)

Cemig Sim: Asset holdings reorganized

- Elimination of crossover ownerships with Comerc, and acquisition of 3 solar plants, generated accounting gain of R$ 133.7 million in 4Q25 Ebitda.
- SIM became owner of 100% of generation assets; also added 37 MWp generation in the quarter.
- Cemig H completed transfer of ownership at SIM to Cemig GT

Management of debt

- R$ 4.3 billion in debentures issued in 4Q25
  - Cemig D: R$ 2.5 billion
  - Cemig GT: R$ 1.5 billion
  - Gasmig: R$ 300 million
- Leverage (Net debt / adjusted Ebitda) is now 2.3x
- Debt profile lengthened: 76% of debt now matures in or after 2029

CONTENTS

4Q25: Ebitda and NET profit by company	5
P&L	6
Results by business segment	7
CEMIG’S CONSOLIDATED ELECTRICITY MARKET	8
Cemig D	9
Billed electricity market	9
Energy distributed, by segment (%)	10
By sector	10
Sources and uses of electricity – MWh	11
Client base	11
The 2025 Annual Tariff Adjustment	11
Five-year Tariff Reviews compared	12
Opex and Ebitda: realized vs. Regulatory	12
Indicators of supply quality – DEC and FEC	13
Combating default	13
Losses	13
Cemig GT and Cemig Holding Company	15
The electricity market	15
Sources and uses of electricity	15
Gasmig	16
Consolidated results	17
Net profit	17
Operational revenue	18
Operational costs and expenses	21
Finance income and expenses	25
Gain (loss) in non-consolidated investees (Equity income)	25
CONSOLIDATED EBITDA – 2025 and 4Q25 (IFRS, and Adjusted)	26
Ebitda of Cemig D	28
Ebitda of Cemig GT	29
Investments	30
Evolution of Cemig’s Credit Ratings	33
ESG – Report on performance	34
Performance of Cemig’s shares	38
Cemig’s generation plants	39
RAP: July 2025 – June 2026 cycle	40
Transmission: Regulatory Revenue and Ebitda	41
Complementary information	41
Disclaimer	42

4Q25: Ebitda and NET profit by company

	4Q25	4Q24	Change %	4Q25	4Q24	Change %
(R$ million)	Ebitda (IFRS)			Adjusted Ebitda
Cemig D	1,700	958	77.5%	974	958	1.7%
Cemig GT	803	528	52.1%	478	551	-13.2%
Gasmig	184	179	2.8%	184	179	2.8%
Others	260	249	4.4%	175	249	-29.7%
Consolidated	2,947	1,914	54.0%	1,811	1,937	-6.5%
New replacement value (VNR)	16	35	-54.3%	16	35	-54.3%
Gain (loss) in non-consolidated investees	41	33	24.2%	41	33	24.2%
Regulatory difference, T* (Transmission IFRS/Regulatory)	104	56	85.7%	104	56	85,7%
Consolidated, less (VNR and equity income), plus (T)	2,994	1,902	57.4%	1,858	1,925	-3.5%

	4Q25	4Q24	Change %	4Q25	4Q24	Change %
(R$ million)	Profit (IFRS)			Adjusted profit
Cemig D	977	452	116.2%	394	452	-12.8%
Cemig GT	547	241	127.0%	333	409	-18.6%
Gasmig	139	112	24.1%	139	112	24.1%
Others	213	193	10.4%	157	193	-18.7%
Consolidated	1,876	998	88.0%	1,023	1,166	-12.3%

* For details of the regulatory result in Transmission, see the topic Transmission Regulatory Revenue and Ebitda.

P&L

	4Q25	4Q24	Change, %
PROFIT AND LOSS ACCOUNTS (R$ ’000)
NET REVENUE	11,501,016	11,176,877	2.9%

COSTS
Cost of electricity and gas	-6,178,821	-6,178,273	0.0%
Infrastructure construction costs	-1,835,609	-1,518,396	20.9%
Costs of operation	-1,840,694	-1,443,503	27.5%
Total costs	-9,855,124	-9,140,172	7.8%

GROSS PROFIT	1,645,892	2,036,705	-19.2%

EXPENSES / OTHER REVENUES
Client default provision	-47,391	-72,204	-34.4%
General and administrative expenses	-259,964	-213,548	21.7%
Other expenses	970,038	-233,528	-515.4%
Other revenues	174,008	1	-
Total expenses	836,691	-519,279	-261.1%

Share of gain (loss) in non-consolidated investees	40,687	32,845	23.9%
Profit before Finance income (expenses) and taxes on profit	2,523,270	1,550,271	62.8%

Finance income	250,258	283,578	-11.7%
Finance expenses	-540,689	-679,958	-20.5%
Net finance income (expense)	-290,431	-396,380	-26.7%

Profit before income tax and Social Contribution tax	2,232,839	1,153,891	93.5%

Income tax and Social Contribution tax	86,782	-308,974	-128.1%
Deferred income tax and Social Contribution tax	-443,767	152,696	-390.6%
Total income tax and Social Contribution tax including deferred	-356,985	-156,278	128.4%

NET PROFIT FOR THE PERIOD	1,875,854	997,613	88.0%

Results by business segment

INFORMATION BY SEGMENT, 4Q25
Item	Electricity				Gas	Equity interests / Holding co.	Total	Eliminations	Consolidated
	Generation	Transmission	Trading	Distribution
NET REVENUE	771,298	393,476	2,329,850	7,983,155	518,151	46,796	12,042,726	-541,710	11,501,016
Inter-segment	356,783	147,761	0	37,166	0	0	541,710	-541,710	0
External	414,515	245,715	2,329,850	7,945,989	518,151	46,796	11,501,016	0	11,501,016

COST OF ELECTRICITY AND GAS	-190,459	-87	-2,208,143	-4,083,405	-227,205	-765	-6,710,064	531,243	-6,178,821
Inter-segment	-35,243	-39	-331,260	-163,412	0	-1,289	-531,243	531,243	0
External	-155,216	-48	-1,876,883	-3,919,993	-227,205	524	-6,178,821	0	-6,178,821

COSTS, EXPENSES, OTHER REVENUES	-187,855	-182,924	-11,769	-2,490,161	-133,666	156,296	-2,850,079	10,467	-2,839,612
People	-36,412	-40,965	-8,964	-270,101	-17,749	-7,344	-381,535	0	-381,535
Employees’ and managers’ profit shares	-7,122	-6,145	1,125	-58,575	-4,427	-3,033	-78,177	0	-78,177
Post-employment liabilities	107,692	66,552	15,251	780,469	0	97,452	1,067,416	0	1,067,416
Materials, Outsourced services and Other expenses, net	-117,652	-30,172	-15,023	-789,218	-29,841	-25,990	-1,007,896	10,467	-997,429
Inter-segment	-8,640	-668	0	-1,080	-53	-26	-10,467	10,467	0
External	-109,012	-29,504	-15,023	-788,138	-29,788	-25,964	-997,429	0	-997,429
Depreciation and amortization	-92,232	-3,977	-3	-290,458	-26,029	-10,545	-423,244	0	-423,244
Operational provisions / adjustments for losses	-42,129	-9,890	-4,155	-281,820	908	-27,956	-365,042	0	-365,042
Infrastructure construction costs	0	-158,327	0	-1,620,754	-56,528	0	-1,835,609	0	-1,835,609
Other revenues	0	0	0	40,296	0	133,712	174,008	0	174,008

COSTS, EXPENSES AND OTHER REVENUES	-378,314	-183,011	-2,219,912	-6,573,566	-360,871	155,531	-9,560,143	541,710	-9,018,433

Share of gain (loss) in non-consolidated investees	0	0	0	0	0	40,687	40,687	0	40,687

PROFIT BEFORE FINANCE INCOME (EXPENSES) AND TAXES ON PROFIT	392,984	210,465	109,938	1,409,589	157,280	243,014	2,523,270	0	2,523,270
Net finance income (expenses)	-5,713	-9,235	4,532	-218,302	-19,646	-42,067	-290,431	0	-290,431
PROFIT (LOSS) BEFORE TAXES ON PROFIT	387,271	201,230	114,470	1,191,287	137,634	200,947	2,232,839	0	2,232,839
Income tax and Social Contribution tax	-67,572	-20,572	-10,118	-213,926	349	-45,146	-356,985	0	-356,985
NET PROFIT FOR THE YEAR	319,699	180,658	104,352	977,361	137,983	155,801	1,875,854	0	1,875,854

CEMIG’S CONSOLIDATED ELECTRICITY MARKET

In December 2025 Cemig Group invoiced approximately 9.60 million clients – an addition of 192,000 clients, equivalent to 2.0% increase in its consumer base from December 2024.

Of this total number of consumers, 9,598,709 are final consumers, and/or represent Cemig’s own consumption; and 715 are other agents in the Brazilian electricity sector.

Cemig Group sales to final consumers by user type:

ENERGY SALES, BY COMPANY

Cemig D

Billed electricity market

	4Q25	4Q24	Change %
Captive clients + Transmission for clients (MWh)
Residential	3,291,587	3,269,139	0.7%
Industrial	5,331,927	5,777,187	–7.7%
Captive market	154,034	230,020	–33.0%
Transport	5,177,893	5,547,167	–6.7%
Commercial, services and Others	1,604,852	1,634,659	–1.8%
Captive market	842,576	967,083	–12.9%
Transport	762,276	667,576	14.2%
Rural	767,080	705,045	8.8%
Captive market	726,882	678,416	7.1%
Transport	40,198	26,629	51.0%
Public services	796,414	835,511	–4.7%
Captive market	539,949	659,449	–18.1%
Transport	256,465	176,062	45.7%
Concession holders	82,383	87,742	–6.1%
Transport	82,383	87,742	–6.1%
Own consumption	7,396	7,678	–3.7%
Total without distributed generation (GD)	11,881,638	12,316,961	–3.5%
Total, captive market	5,562,423	5,811,785	–4.3%
Total, energy transported for Free Clients	6,319,215	6,505,176	–2.9%
GD1 offset	1,465,028	1,343,549	9.0%
GD2 offset	240,954	122,598	96.5%
GD3 offset	1,613	594	171.6%
Total, Cemig GD	1,707,596	1,466,741	16.4%
Total with GD offset	13,589,234	13,783,702	–1.4%

For supply to captive clients plus transport of energy for Free Clients and distributors (excluding offset distributed generation), in 4Q25 Cemig billed a total of 11,882 GWh, a decline of 3.5% from 4Q24. This mainly reflected lower consumption by industrial clients (down 445.3 GWh, or 7.7%, YoY), public services (down 39.1 GWh, or 4.7%) and commercial clients (down 29.8 GWh, 1.8%), which was mainly explained by the migration of clients to distributed generation, and to the Free Market. On the other hand, consumption by residential consumers was up 22.5 GWh (0.7%) YoY, reflecting higher number of clients; and consumption by rural consumers was up 62.0 GWh (8.8%), reflecting lower rainfall in 4Q25, causing greater need for irrigation.

The 3.5% year-on-year reduction in total energy distributed – excluding DG – comprised: a decline of 4.3% (249.4 GWh) in consumption by the captive market, and a reduction of 2.9% (186.0 GWh) in use of the network by Free Clients.

Including offset distributed generation, the total energy distributed was 1.4% lower than in 4Q24.

Energy distributed, by segment (%)

By sector

Industrial: Energy distributed to industrial clients, representing 44.9%* of Cemig D’s total distribution, was 7.7%* below 4Q24. The majority was energy transported for industrial Free Clients (43.6%), which was 6.7% lower in volume than in 4Q24. Within this total, energy billed to captive industrial clients was 1.3% of the total distributed, and 33.0% below the volume in 4Q24 – mainly due to migration of clients to the Free Market.

There was a strong impact on this reduction in industrial consumption from migration of two major clients to the Free Market. Excluding this effect the year-on-year reduction in total energy distributed would have been 2.7%. Sectors with lower consumption in 4Q25 were led by: steel, down 36.2%YoY, chemicals (down 33.6%), and ferro alloys (down 13.6%). Consumption was higher, YoY, in extractive industries (up +9.4%), cement production (up +4.6%) and foods and beverages (up +3.0%).

Residential consumption, which was 27.7%* of the energy distributed by Cemig D, was 0.7% higher than in 4Q24, mainly due to the year-on-year growth of 3.1% in the number of residential clients (addition of 246,600 clients), while average consumption per client was lower.

Commercial and services: Energy distributed to these consumers, 13.5%* of the total distributed by Cemig D in the quarter, was 1.8% lower by volume than in 4Q24. The variation comprises: supply billed to captive clients 12.9% lower, and volume transported for Free Clients 14.2% higher – reflecting migration of clients to the Free Market. The lower figure for total consumption mainly reflects migration of clients to Distributed Generation.

Rural: Consumption by rural clients, 6.5%* of total energy distributed, was 8.8% higher in total than in 4Q24, mainly due to the lower rainfall in 4Q25, causing increased need for irrigation.

Public services: consumed 6.7%* of the energy distributed in 4Q25, 4.7% less by volume than in 4Q24.

* Excludes DG offset supply.

Sources and uses of electricity – MWh

	4Q25	4Q24	Change %
Metered market – MWh
Transported for distributors	82,383	87,742	–6.1%
Transported for Free Clients	6,309,528	6,457,709	–2.3%
Own load + Distributed generation	8,868,018	8,773,661	1.1%
Consumption by captive market	5,671,458	5,924,306	–4.3%
Distributed Generation market	1,754,170	1,466,740	19.6%
Losses in distribution network	1,442,391	1,382,615	4.3%
Total volume carried	15,259,929	15,319,112	–0.4%

Client base

In December 2025 Cemig D billed 9.6 million consumers, a 2.0% increase in the total number of consumers since December 2024. Of this total, 6,135 were Free Clients using the distribution network of Cemig D.

	Dec. 2025	Dec. 2024	Change %
NUMBER OF CAPTIVE CLIENTS
Residential	8,206,751	7,960,300	3.1%
Industrial	22,847	23,807	–4.0%
Commercial, services and Others	884,430	916,307	–3.5%
Rural	379,481	405,953	–6.5%
Public authorities	75,326	72,681	3.6%
Public lighting	8,001	7,209	11.0%
Public services	13,271	13,688	-3.0%
Own consumption	863	789	9.4%
Total, captive clients	9,590,970	9,400,734	2.0%
NUMBER OF FREE CLIENTS
Industrial	2,452	1,865	31.5%
Commercial	3,214	2,377	35.2%
Rural	159	84	89.3%
Public authorities	61	12	408.3%
Public services	241	68	254.4%
Concession holders	8	8	0.0%
Total, Free Clients	6,135	4,414	39.0%
Total, Captive market + Free Clients	9,597,105	9,405,148	2.0%

The 2025 Annual Tariff Adjustment

Cemig D tariffs are adjusted each year, in May; and are subject to a Periodic Tariff Review every five year, also in May. The purpose of the Annual Adjustment is: (i) to pass on to the client, in full, changes in the costs defined as “non-manageable”; and (ii) to provide inflation adjustment for the costs which are specified in the Tariff Review as “manageable”. Manageable costs are adjusted by the IPCA inflation index, less a factor known as the ‘X Factor’, designed to capture productivity, under a system using the price-cap regulatory model.

In May 20, 2025, Aneel ratified Cemig D’s last annual Tariff Adjustment effective from May 28, 2025 to May 27, 2026. It resulted in an average increase for consumers of 7.78%. The average effect for low-voltage consumers as a whole was an increase of 7.03%, and for residential consumers an increase of 6.86%. The component percentage of the increase corresponding to manageable costs (referred to as ‘Portion B’) was 1.36%. The increase relating to non-manageable costs (‘Portion A’) – comprising purchase of energy, transmission, sector charges and non-recoverable revenues) – was 6.12%. The increase in the financial components of the tariff contributed 0.30 percentage points. The item with the greatest impact on the tariff increase was sector charges, which contributed an effect of 4.63%, reflecting an increase in the CDE (the ‘Energy Development Account’).

Average effects of the Tariff Adjustment
High voltage – average	9.45%
Low voltage – average	7.03%
Average effect	7.78%

More details at this link: https://www2.aneel.gov.br/aplicacoes/tarifa/arquivo/SEI_0111327_Nota_Tecnica_116_Cemig.pdf

Five-year Tariff Reviews compared

Comparison of the Tariff Reviews made in 2023 and in the previous cycle (2018):

Five-year Tariff Reviews	2018	2023
Gross Remuneration Base – R$ million	20,490	25,587
Net Remuneration Base – R$ million	8,906	15,200
Average depreciation rate:	3.84%	3.95%
WACC (after taxes)	8.09%	7.43%
Remuneration of ‘Special Obligations’ – R$ mn	149	272
CAIMI* R$ mn	333	484
QRR** – Depreciation R$ mn	787	1,007

* CAIMI: (Cobertura Anual de Instalações Móveis e Imóveis) – Annual support for facilities.

* QRR: ‘Regulatory Reintegration Quota’: Gross base x annual depreciation rate.

More details at this link:

https://www2.aneel.gov.br/aplicacoes/tarifa/arquivo/NT%2012%202023%20RTP%20Cemig.pdf

Opex and Ebitda: realized vs. Regulatory

Cemig’s Opex and Ebitda both outperformed regulatory levels in 2025.

Regulatory Ebitda is calculated by reference to: (i) remuneration of capital; (ii) the QRR quota (Gross base x annual depreciation rate); and (iii) a percentage of the Annual Cost of Facilities and Real Estate, published in Aneel Technical Notes at the times of Tariff Reviews and Tariff Adjustments.

Indicators of supply quality – DEC and FEC

Cemig’s DEC (Duração Equivalente de Interrupções por Consumidor – average consumer outage time), measured over a 12-month moving window, was 8.97 hours in 2025, lower than the specified regulatory threshold of 9.48 hours. In the 12 months ending September 2025, DEC was 9.34 hours.

Cemig’s FEC (Average Outage Frequency indicator), at 5.14 per year for the 12 months to end-December, remained within the regulatory limit of 5.83 per year. At end of September 2025, FEC was 5.25.

Combating default

Cemig has maintained a high level of collection actions, helping to keep its Receivables Collection Index high – it was 99.51% in December 2025.

Collection via digital channels (PIX, automatic debit, card, app, etc) was 70.51% of the total collected – up from 67.02% in 2024. Brazil’s PIX instant payment system was the method most used by customers – representing 37% of the total of all collection – providing savings of R$ 39.0 million in collection expenses since it was established in 2021.

Losses

Energy losses in the 12 months ending December 2025 totaled 11.42%, below the regulatory target level of 11.46%. Aneel Technical Note 53/2025 specified an updated method for calculation of non-technical losses, in effect from May 28, 2025 (date of the most recent tariff adjustment). The method now includes the metered total of Distributed Generation supply, as well as directly billed supply, thus widening the scope of calculation of energy losses.

Highlights of our combat of energy losses in 2025 include: approximately 370,000 inspections; replacement of more than 386,000 obsolete meters; replacement of 220,000 conventional meters by smart meters (bringing the total of smart meters installed since the project began in September 2021 to 619,000); and regularization of 4,900 clandestine connections made by families living in ‘invaded’ and low-income areas, through our

Energia Legal program, which uses ‘bulletproofed’ networks (bringing the total of connections regularized since the start of the project, in February 2023, to 27,700).

Planned for 2026 are: 358,000 inspections; installation of 400,000 smart meters; and regularization of 25,000 families in low-income communities (using BT Zero and ‘Bulletproofed Meter Panel’ technologies). Other structuring initiatives include expanding the use of capacitor banks to strengthen the control of technical losses.

Energy losses: regulatory limit vs realized

Actual energy losses: total, technical and non-technical

Regulatory limits

Cemig GT and Cemig Holding Company

The electricity market

In 4Q25 Cemig GT and the holding company (‘Cemig H’) sold a total volume of energy – excluding transactions on the CCEE (wholesale power exchange) – 12.8% above 4Q24.

Cemig GT billed 6,746 GWh (including quota sales), 22.1% more than in 4Q24, and the holding company sold 5,253 GWh, 2.9% more than in 4Q24.

Migration of purchase contracts from Cemig GT to the holding company began in 3Q21, and has been gradually increasing since then. So far approximately 61% of the contracts have now migrated.

Sales in the ‘retail market’ totaled 424.2 GWh of the total sold by Cemig GT and the holding company in 4Q25.

	4Q25	4Q24	Change %
Cemig GT – MWh
Free Clients	3,780,707	3,218,766	17.5%
Industrial	2,492,668	2,246,043	11.0%
Commercial	1,231,932	954,791	29.0%
Rural	26,997	16,834	60.4%
Public authorities	29,110	1,098	2,552.1%
Free Market – Traders and Cooperatives	1,791,584	1,140,822	57.0%
Quota supply	566,666	574,432	–1.4%
Regulated Market	573,711	559,016	2.6%
Regulated Market – Cemig D	33,068	33,253	–0.6%
Total, Cemig GT	6,745,737	5,526,289	22.1%
Cemig H – MWh
Free Clients	2,509,080	2,564,269	–2.2%
Industrial	2,013,426	2,067,268	–2.6%
Commercial	419,091	458,409	–8.6%
Rural	51,299	38,592	32.9%
Public services	25,264	0	–
Free Market – Traders and Cooperatives	2,744,164	2,543,342	7.9%
Total Cemig H	5,253,244	5,107,611	2.9%
Cemig GT + H	11,998,981	10,633,900	12.8%

Sources and uses of electricity

Gasmig

Gasmig, 99.57% owned by Cemig, is the exclusive distributor of piped natural gas for the state of Minas Gerais. With the concession expiring in January 2053, it supplies industrial, commercial and residential users, users of compressed natural gas and vehicle natural gas, and gas as fuel for thermoelectric generation plants.

Gasmig’s last Tariff Review was completed in April 2022. Highlights of that Review were:

▪	The WACC used (real, after taxes) was reduced from 10.02% p.a. to 8.71% p.a.
▪	The Net Remuneration Base was increased significantly, to R$ 3.48 billion.
▪	The regulator recognized the costs of PMSO (Personnel, Materials, outsourced Services and Other expenses) in full.

Gasmig – sales volume (’000 m3)	2023	2024	2025	4Q24	4Q25	Change, 4Q24–4Q25
Automotive	31,907	22,511	19,216	5,435	4,396	–19.1%
Compressed vehicle natural gas	541	630	417	161	99	–38.5%
Industrial	830,943	786,363	513,509	194,862	81,837	–58.0%
Industrial compressed natural gas	12,473	10,275	8,938	2,650	1,832	–30.9%
Residential	11,912	12,095	13,194	3,073	3,141	2.2%
Co-generation	12,075	12,164	10,108	2,575	92	–96.4%
Commercial	21,964	23,203	24,598	6,073	6,351	4.6%
Subtotal – captive market	921,815	867,241	589,980	214,829	97,748	–54.5%
Industrial – Free Market	92,362	107,723	364,178	45,217	133,015	194.2%
Industrial compressed natural gas – Free Market	–	7,699	10,145	–	2,613	–
Co–generation – Free Market	–	–	3,763	–	3,763	–
Thermoelectric generation – Free Market	19,050	58,046	66,919	16,677	6,404	–61.6%
Subtotal – Free Market	111,412	173,468	445,005	61,894	145,795	135.6%
Total, Captive market + Free Clients	1,033,227	1,040,709	1,034,985	276,723	243,543	–12.0%

Gasmig: Ebitda (R$ ’000)	4Q25	4Q24
Profit (loss) for the period	139,490	112,101
Income tax and Social Contribution tax	529	28,498
Net finance income (expenses)	19,646	15,189
Depreciation and amortization	24,326	23,363
Ebitda per CVM Resolution 156	183,991	179,151

Total volume of gas distributed in 4Q25 was 12.0% below 4Q24, explained by lower captive market sales of 54.5% (117,100 m³) compared to 4Q24, and volume distributed to industrial and thermoelectric generation free clients was 135.6% (83,900 m³) higher. The main factor in these changes was migration of industrial clients to the Free Market, increasing the volume distributed to that market. Considering the total volume distributed, the industrial segment was the main contributor to the decline, with a reduction of approximately 22.6 thousand m³ compared to 4Q24.

Gasmig net profit in 4Q25 was 24.4% above 4Q24, mainly reflecting a lower rate of corporate income tax as a result of distribution of a higher amount of Interest on Equity: R$ 91.7 million in 4Q25, vs. R$ 59.1 million in 4Q24.

Gasmig’s total number of clients increased by 5.8% from December 4Q24, to a total of 109,931 – mainly reflecting expansion of the residential client base by addition of a total of 5,900 consumers.

Consolidated results

Net profit

Cemig 4Q25 net profit totaled R$ 1,875.9 million, which compares to net profit of R$ 997.6 million in 4Q24. Adjusted profit was R$ 1,022.7 million, 12.3% below 4Q24. Among the key factors explaining this result are:

▪	A positive effect of R$ 788.1 million, related to the agreement to end the post-employment obligation of the Company’s health plan and dental plan.
▪	Negative effect from the lower GSF (generation scaling factor): 0.67 in 4Q25, vs 0.80 in 4Q24 – increasing the need for purchase of energy, in a scenario of higher spot prices. This resulted in the total cost of acquisition of energy, in the generation activity, for management of hydrological risk being R$ 81 million higher.
▪	Cemig SIM: Elimination of crossover holdings of assets with Comerc, and acquisition of 3 photovoltaic solar plants, resulted in an accounting gain of R$ 88.2 million in 4Q25 (gain on disposal; advantageous purchase; and revaluation of prior holding).
▪	Profit from the trading activity was lower, explained by higher costs of acquisition of energy – in a period of higher prices – due to the need to close open positions in the quarter, augmented by the effect of non-compliance with contracts by some traders in difficulties.
▪	Negative effect from a tax provision of R$ 127.8 million, arising from reassessment, from “possible” to “probable”, of chances of loss in a legal action on application of corporate income tax to indemnity paid, in 2006, for acquisition of employees’ future time-of-service-related benefits (“anuênios”).
▪	Net finance expenses in 4Q25, at R$ 290.4 million, were lower than in 4Q24 (R$ 396.4 million), reflecting the finance expense in 4Q24 of R$ 211.4 million related to the Eurobonds debt (which was fully settled in December 2024). Excluding this effect, the financial result was R$ 105.4 million below in 4Q25, reflecting both higher debt and also the higher Selic rate (which ranged from 10.75% to 12.25% in 4Q24 and was 15.00% in 4Q25).
▪	A revision of the tax treatment, to include regulatory offsetting expenses as deductible, resulted in the income tax provision being R$ 103.6 million lower.

Non-recurring events in 4Q24

▪	In 4Q24, there was a negative effect of R$ 40.7 million related to impairment of the entire goodwill carried for the investment in Norte Energia; and
▪	As a result of the successful auction sale of the Small Hydro Plants (PCHs) held in December 2024, there was a R$ 11.7 million reversal of an impairment provision recorded in 1Q24.

More details on these variations are given below.

Cemig – Recurring profit: reconciliation
R$ mn	4Q25	4Q24
Net profit – IFRS	1,875,854	997,613
Remeasurement of post-employment liabilities	-788,148	0
Voluntary severance program	-606	0
Gain on disposal of investments	-39,283	0
Advantageous purchase	-8,214	0
Gain on the remeasurement of prior stockholding	-40,752	0
Tax provisions – Anuênio indemnity	127,841	0
Impairment (Belo Monte – goodwill)	0	40,745
Reversal of impairment (Small hydro plants)	0	-11,716
Inclusion of regulatory offset expenses as deductible	-103,600	0
FX exposure – Eurobond hedge	0	139,000
Recurring net profit	1,022,691	1,165,642

More details on these variations are given below.

Operational revenue

	4Q25	4Q24	Change %
R$ ’000
Revenue from supply of electricity (a)	9,761,949	9,621,909	1.5%
Revenue from use of distribution systems (TUSD charge)	1,549,020	1,375,131	12.6%
CVA and Other financial components in tariff adjustments	195,023	46,797	316.7%
Operation and maintenance revenue –Transmission	75,196	–20,355	–469.4%
Transmission construction revenue	199,730	144,472	38.2%
Financial remuneration of transmission contractual assets	69,134	219,467	–68.5%
Generation capital reimbursement	34,767	23,232	49.7%
Distribution – construction revenue	1,677,282	1,402,318	19.6%
Adjustment to expectation of cash flow from reimbursable distribution concession financial assets (VNR – new replacement value)	15,929	34,754	–54.2%
Gain on financial updating of Concession Grant Fee	101,989	117,770	–13.4%
Settlements on CCEE	170,757	10,078	1594.4%
Retail supply of gas	581,286	988,396	–41.2%
Fine for continuity indicator shortfall	–35,447	–45,311	–21.8%
Other revenues	1,193,921	843,978	41.5%
Taxes, and charges reported as deductions from revenue	–4,089,520	–3,585,759	14.0%
Net revenue	11,501,016	11,176,877	2.9%

Revenue from supply of electricity

	4Q25			4Q24			Change, %
	MWh	R$ ’000	Average price billed – R$/MWh (1)	MWh	R$ ’000	Average price billed – R$/MWh (1)	MWh	R$ ’000
Residential	3,917,894	3,908,144	997.51	3,759,818	3,654,240	971.92	4.2%	6.95%
Industrial	4,743,870	1,300,465	274.14	4,596,957	1,372,739	298.62	3.2%	–5.3%
Commercial, services and Others	3,093,052	1,823,222	589.46	2,808,877	1,752,088	623.77	10.1%	4.1%
Rural	941,584	737,698	783.46	783,160	659,721	842.38	20.2%	11.8%
Public authorities	268,623	272,083	1012.88	263,884	261,667	991.6	1.8%	4.0%
Public lighting	237,614	157,822	664.19	237,575	141,545	595.79	0.0%	11.5%
Public services	273,212	139,171	509.39	203,044	184,125	906.82	34.6%	–24.4%
Subtotal	13,475,849	8,338,605	618.78	12,653,315	8,026,125	634.31	6.5%	3.9%
Own consumption	7,396	-	-	7,678	-	-	–3.7%	-
Retail supply not yet invoiced, net	-	27,228	-	-	224,546	-	-	-
	13,483,245	8,365,833	618.78	12,660,993	8,250,671	634.31	6.5%	1.4%
Wholesale supply to other concession holders	5,605,547	1,352,620	241.3	4,762,961	1,338,863	281.1	17.7%	1.0%
Wholesale supply not yet invoiced, net	-	43,496	-	-	32,375	-	-	34.4%
Total	19,088,792	9,761,949	507.89	17,423,954	9,621,909	537.71	9.6%	1.5%

(1)	Calculation of average price does not include revenue from supply not yet billed.

Consolidated volume of energy sold*: +9.7%

* Includes offset DG supply.

Energy sold to final consumers

Gross revenue from energy sold to final consumers in 4Q25 was R$ 8,365.8 million, which compares with R$ 8,250.7 million in 4Q24, a year-on-year increase of 1.4% – resulting from volume sold 6.5% higher, and average price 2.4% lower.

Wholesale supply

Revenue from wholesale supply in 4Q25 was R$ 1,396.1 million, up 1.8% from R$ 1,371.2 million in 4Q24; volume of energy invoiced was 17.7% higher, led by sales to Traders, while average price was 14.2% lower.

Transmission

The Company’s transmission revenue comprises: (i) operating and maintenance revenue, (ii) Construction Revenue, and (iii) financial compensation of the contractual asset. Transmission revenue in 4Q25 totaled R$ 344.1 million, 0.1% higher than in 4Q24. Construction Revenue was R$ 55.3 million higher, reflecting higher investment; and the aggregate of O&M revenue and financial remuneration of the contractual asset was R$ 54.8 million lower.

Gas

Gross revenue from supply of gas in 4Q25 was R$ 581.3 million, vs. R$ 988.4 million in 4Q24. The reduction mainly reflects lower volume sold due to migration of industrial clients to the Free Market.

Revenue from Use of Distribution Systems – The TUSD charge

	4Q25	4Q24	Change %
TUSD (R$ ’000)
Use of the Electricity Distribution System	1,549,020	1,375,131	12.6%

In 4Q25 revenue from the TUSD – charged to Free Consumers for distribution of their energy – was R$ 173.9 million higher than in 4Q24. This reflects Cemig D’s annual tariff adjustment, in effect from May 2025, and thus with full effect in this quarter, with higher charges paid by consumers, while total volume transported for Free Clients was lower.

	4Q25	4Q24	Change %
POWER TRANSPORTED – MWh
Industrial	5,177,893	5,547,167	-6.7%
Commercial	762,276	667,576	14.2%
Rural	40,198	26,629	51.0%
Public services	256,465	176,062	45.7%
Concession holders	82,383	87,742	-6.1%
Total energy transported	6,319,215	6,505,176	-2.9%

Operational costs and expenses

	4Q25	4Q24	Change %
CONSOLIDATED (R$ ’000)
Electricity bought for resale	5,200,988	4,922,913	5.6%
Charges for use of national grid	750,628	691,644	8.5%
Gas purchased for resale	227,205	563,716	-59.7%
Construction cost	1,835,609	1,518,396	20.9%
People	381,535	332,460	14.8%
Employees’ and managers’ profit shares	78,177	48,902	59.9%
Post-employment liabilities	-1,067,416	121,809	-976.3%
Materials	65,218	36,933	76.6%
Outsourced services	704,541	618,024	14.0%
Depreciation and amortization	423,244	363,965	16.3%
Provisions (reversals)	302,155	160,189	88.6%
Client default provision	47,391	72,204	-34.4%
Impairment	0	17,087	-
Provision for loss on other credits	15,496	9,661	60.4%
Other costs and expenses	227,669	181,548	25.4%
Total costs and expenses	9,192,440	9,659,451	-4.8%
Gain on disposal of PPE	–40,296	0
Gain on disposal of investments	–59,520	0	-
Gains on purchase	–12,446	0	-
Capital gains	–61,746	0	-
Total, other revenues (/ reduction of expenses)	-174,008	0	-
Overall total	9,018,432	9,659,451	-6.6%

The Other revenues line, R$ 174.0 million, comprises a gain of R$ 133.7 million from elimination of crossover holdings, and purchase of solar plants, in Cemig SIM, and a gain of R$ 40.3 million on sales of real estate. Excluding these items, operational costs and expenses in 4Q25 totaled R$ 9.19 billion, or R$ 467.0 million less than in 4Q24. This reflects:

(i)	a gain of R$ 1,194.2 million – reduction of post-employment expenses – from the agreement to terminate the post-employment obligation of the existing health plan;
(ii)	cost of gas purchased for resale R$ 336.5 million lower, due to the migration of Gasmig’s industrial clients to the Free Market;
(iii)	Construction cost R$ 317.2 million higher;
(iv)	energy purchased for resale R$ 187.0 million higher, and
(v)	contingency provisions R$ 142.0 million higher, on a R$ 193.7 tax provision for the legal action on social security contributions for payment for employees’ future time-of-service entitlements (“anuênios”).

There are more details on costs and expenses in the following pages.

Electricity purchased for resale

	4Q25	4Q24	Change %
CONSOLIDATED (R$ ’000)
Electricity acquired in Free Market	2,140,044	1,573,303	36.0%
Electricity acquired in Regulated Market auctions	1,312,185	1,302,137	0.8%
Distributed generation	1,097,774	1,038,791	5.7%
Spot market	338,171	523,810	–35.4%
Supply from Itaipu Binacional	279,057	312,780	–10.8%
Physical guarantee quota contracts	204,116	215,798	–5.4%
Individual (‘bilateral’) contracts	26,922	124,309	–78.3%
Proinfa	126,027	122,333	3.0%
Quotas of Angra I and II nuclear plants	83,446	92,453	–9.7%
Credits of PIS, Pasep and Cofins taxes	–406,754	–382,801	6.3%
	5,200,988	4,922,913	5.6%

The consolidated expense of R$ 5.20 billion on electricity bought for resale in 4Q25, an increase of R$ 278.1 million from 4Q24, mainly reflects:

▪	Cost of energy acquired in the Free Market is the largest item in energy costs. At R$ 2.140 billion in 4Q25 it was 36.0% (R$ 566.7 million) higher than in 4Q24, due to:
(i)	purchases to supply the higher volume sold by the Trading activity;
(ii)	purchases to cover hydrological risk and shortfalls in relation to commitments signed; and
(iii)	higher prices in the market in 2025.
▪	Cost of distributed generation R$ 59.0 million (5.7%) higher reflects the increase in the number of distributed generation facilities (from 301,804 in 4Q24 to 372,932 in 4Q25), and the related increase in the energy injected by them (from 1,666 GWh in 4Q24 to 2,251 GWh in 4Q25).
▪	Cost of energy acquired in the spot market 35.4% (R$ 185.6 million) lower was mainly due to lower exposure to the spot market – the result of the advance purchases made to meet this need.

For Cemig D, purchased energy is a non-manageable cost: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated for in the next tariff adjustment.

	4Q25	4Q24	Change %
Cemig D (R$ ’000)
Supply acquired at Regulated Market auctions	1,323,883	1,313,284	0.8%
Distributed generation	1,097,774	1,038,791	5.7%
Spot supply – CCEE (wholesale power exchange)	291,471	355,623	–18.0%
Supply from Itaipu Binacional	279,058	312,780	–10.8%
Physical guarantee quota contracts	208,734	220,087	–5.2%
Individual (‘bilateral’) contracts	26,922	124,309	–78.3%
Proinfa	126,027	122,333	3.0%
Quotas of Angra I and II nuclear plants	83,446	92,453	–9.7%
Credits of PIS, Pasep and Cofins taxes	–205,020	–223,600	–8.3%
	3,232,295	3,356,060	–3.7%

Charges for use of the transmission network and other system charges

Charges for the use of the transmission network totaled R$ 750.6 million in 4Q25, an increase of 8% from 4Q24, mainly due to the increase in the Tariff for Use of the Transmission System (TUST) in the annual tariff adjustment.

This is a non-manageable cost in the distribution business: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated for in the next tariff adjustment.

Gas purchased for resale

The expense on acquisition of gas in 4Q25 was R$ 227.2 million, 59.7% lower than in 4Q24 – reflecting lower total volume of gas purchased to meet demand from the regulated market, due to migration of important industrial customers to purchasing in the Free Market.

Outsourced services

Expenditure on outsourced services was 14.0% (R$ 86.5 million) higher than in 4Q24, the main factors being: R$ 38.3 million spent on maintenance, mainly preventive maintenance (an increase of 16.6%); R$ 14.5 million (+38.7%) on cleaning of power line pathways, and R$ 9.4 million (+44.7%) on conservation and cleaning of buildings.

Client default allowance

The provisioned allowance for client default was R$ 47.4 million in 4Q25, or R$ 24.8 million less than in 4Q24.

Provisions

Provisions for contingencies totaled R$ 302.2 million, R$ 142.0 million higher than in 4Q24. The main factor is a tax provision of R$ 193.7 million in 4Q25 for reassessment, from “possible” to “probable”, of the chances of loss in the legal action concerning applicability of income tax in relation to payments which the company made to employees in 2006 as an indemnity in exchange for time-of-service-related amounts (‘anuênios’) to be incorporated into future salary payments.

Employees’ and managers’ profit shares

The expenditure on profit shares in 4Q25 was R$ 78.2 million. The increase from R$ 48.9 million in 4Q24 was due to the agreement for the retroactive payment of R$ 31.2 million for employees who had not received the payment in 2022.

Post-employment liabilities

In 4Q25 the Company made a reversal of R$ 1,067.4 million in post-retirement liabilities – which compares to an expense of R$ 121.8 million in 4Q24. This is due to the agreement between the Company and the unions, ratified by the 3rd Regional Employment-Law Tribunal, for discontinuation of Cemig’s contributions to the ProSaúde Integrado health plan, and the Dental Plan for former employees who have retired. The total of the obligation (approximately R$ 2.5 billion) was written off, in exchange for an indemnity payment of R$ 1.28 billion.

See more details about this agreement at this link:

https://ri.cemig.com.br/docs/Fato-Relevante-Cemig-2025-12-12-TWQzJn7M.pdf

Evolution of post-employment obligations over the last two years.

Consolidated	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Total
Net liability on December 31, 2023	2,356,542	3,005,748	54,306	5,416,596
Expense recognized in Profit and Loss	213,952	268,870	4,852	487,674
Contributions paid	–239,184	–196,610	–3,517	–439,311
Actuarial losses (gains)	–630,086	–518,980	–10,387	–1,159,453
Net liability on December 31, 2024	1,701,224	2,559,028	45,254	4,305,506
Expense recognized in Profit and Loss	210,093	299,903	5,209	515,205
Cost of past service	–	–2,501,123	–44,470	–2,545,593
Contributions paid	–184,100	–178,419	–2,406	–364,925
Actuarial losses (gains)	75,352	–179,389	–3,587	–107,624
Net liability on December 31, 2025	1,802,569	–	–	1,802,569

People

The expense on personnel in 4Q25 was R$ 381.5 million, or R$ 49.1 million higher than in 4Q24 – reflecting: (i) a 5.8% increase in the number of employees; (ii) a salary increase of 4.49% in November 2025 for employees represented by three unions (Sindieletro, Juiz de Fora and Sintec); and (iii) a salary increase of 3.68%, in June 2025, for all other employees.

Cost of personnel

R$ million, excluding the voluntary severance program (‘PDVP’).

Number of employees – by company

Finance income and expenses

	4Q25	4Q24	Change %
(R$ ’000)
Finance income	250,258	283,578	–11.7%
Finance expenses	–540,689	–679,958	–20.5%
Net finance income (expenses)	–290,431	–396,380	–26.7%

Cemig reports 4Q25 consolidated Net finance expenses of R$ 290.4 million, or R$ 105.9 million less than in 4Q24. The main factors in the result were:

▪	Finance expenses in 4Q24 included a net expense of R$ 211.4 million related to the debt in Eurobonds, resulting from the US dollar appreciating 13.7% against the Real in the quarter. This debt was settled in full in December 2024.
▪	The financial expense on debentures was R$ 143.6 million higher, due to (i) higher gross debt, and (ii) higher Selic rate (15.00% in 4Q25, compared to variation from 10.50% to 12.25% in 4Q24).

Gain (loss) in non-consolidated investees (Equity income)

	4Q25	4Q24	Change R$ ’000
Gain/loss on equity in non-consolidated investees
Taesa	71,921	110,989	–39,068
Cemig Sim (Equity interests)	4,026	5,488	–1,462
Paracambi	2,770	7,877	–5,107
Hidrelétrica Cachoeirão	1,590	1,448	142
Hidrelétrica Pipoca	872	2,957	–2,085
Guanhães Energia	–167	5,595	–5,762
Belo Monte (Aliança Norte and Amazônia Energia)	–40,325	–101,509	61,184
Total	40,687	32,845	7,842

The main factor in equity income being R$ 7.8 million higher in 4Q25 than in 4Q24 was the improvement in Belo Monte, which had a higher negative component in operational cost in 4Q24, due to constitution of a contract related to the difference between volumes of energy contracted in transactions for future purchase and sale of supply. The equity gain from Taesa was lower year-on-year, mainly due to deflation in the IGP-M index in 4Q25, and the lower IPCA inflation index (0.60% in 4Q25, vs. 1.47% in 4Q24) – these indices adjust the value of Taesa’s contractual assets.

CONSOLIDATED EBITDA – 2025 and 4Q25 (IFRS, and Adjusted)

(1)	Ebitda is a non-accounting metric, prepared by the Company, reconciled with its consolidated financial statements in accordance with the specifications in CVM Circular SNC/SEP 01/2007 and CVM Resolution 156 of June 23, 2022. It comprises: Net profit adjusted for the effects of: (i) Net finance income (expense), (ii) Depreciation and amortization, and (iii) Income tax and the Social Contribution tax. Ebitda is not a metric recognized by Brazilian GAAP nor by IFRS; it does not have a standard meaning; and it may be non-comparable with metrics with similar titles provided by other companies. Cemig publishes Ebitda because it uses it to measure its own performance. Ebitda should not be considered in isolation or as a substitute for net profit or operational profit, nor as an indicator of operational performance or cash flow, nor to measure liquidity, nor capacity for payment of debt. Cemig adjusts its Ebitda (calculated in accordance with CVM Instruction 156/2022) to exclude extraordinary items which, by their nature, do not contribute to information on the potential for gross cash flow generation.

Consolidated 2025 Ebitda
2025 Ebitda – R$ ’000	Generation	Transmission	Trading	Distribution	Gas	Holding and equity interests	Total
Net profit for the period	1,520,779	451,964	163,237	2,121,172	513,560	128,905	4,899,617
Income tax and Social Contribution tax	184,582	45,377	-35,144	425,838	183,103	-32,149	771,607
Net finance income (exp.)	-2,250	30,516	-17,335	886,301	49,364	132,488	1,079,084
Depreciation and amortization	329,560	15,106	11	1,054,325	102,405	32,009	1,533,416
= Ebitda (1)	2,032,671	542,963	110,769	4,487,636	848,432	261,253	8,283,724
Non-recurring effects
Net profit attributed to non-controlling stockholders	0	0	0	0	-2,208	0	-2,208
Remeasurement of post-employment liabilities	-127,904	-79,027	-18,105	-921,761	0	-118,798	-1,265,595
National grid remeasurement (RBSE)	0	198,895	0	0	0	0	198,895
Voluntary severance program	1,160	1,336	229	18,503	0	768	21,996
Gain on disposal of investments	0	0	0	0	0	-59,520	-59,520
Advantageous purchase	0	0	0	0	0	-12,446	-12,446
Gain from remeasurement of prior holding	0	0	0	0	0	-61,746	-61,746
Tax provision – Anuênio	28,188	17,416	3,990	138,741	-	5,364	193,699
Adjusted Ebitda	1,934,115	681,583	96,883	3,723,119	846,224	14,875	7,296,799

Consolidated 2024 Ebitda
2024 Ebitda – R$ ’000	Generation	Transmission	Trading	Distribution	Gas	Holding co. and equity interests	Total
Net profit for the period	1,281,053	1,560,286	516,534	2,206,253	497,906	1,057,255	7,119,287
Income tax and Social Contribution tax	333,818	556,697	136,335	661,917	212,753	336,333	2,237,853
Net finance income (expenses)	179,933	108,322	-23,547	16,816	52,453	186,816	520,793
Depreciation and amortization	324,764	8,834	15	921,920	97,621	22,873	1,376,027
= Ebitda (1)	2,119,568	2,234,139	629,337	3,806,906	860,733	1,603,277	11,253,960
Non-recurring and non-cash effects
Net profit attributed to non-controlling stockholders	-	-	-	-	–2,141	-	–2,141
Gain on sale of generation plants	–42,989	-	-	-	-	-	–42,989
Impairment	-	-	5,229	-	-	40,745	45,974
Third party civil claims provision – Power purchasing agreements	-	-	52,647	-	-	-	52,647
Reversal of tax provisions – profit sharing	–30,503	–32,967	–5,049	–513,331	-	–2,500	–584,350
Voluntary severance program	9,312	10,064	1,541	56,468	-	763	78,148
Gain on disposal of investments	-	-	-	-	-	–1,616,911	–1,616,911
Result of Periodic Tariff Review	-	–1,520,631	-	-	-	-	–1,520,631
Reversal of provision with related party	-	-	-	-	-	–57,835	–57,835
Adjusted Ebitda	2,055,388	690,605	683,705	3,350,043	858,592	–32,461	7,605,872

Consolidated 4Q25 Ebitda
R$ ’000	Generation	Transmission	Trading	Distribution	Gas	Holding co. and equity interests	Total
Profit (loss) for the period	319,699	180,658	104,352	977,361	137,983	155,801	1,875,854
Income tax and Social Contribution tax	67,572	20,572	10,118	213,926	-349	45,146	356,985
Net finance income (exp.)	5,713	9,235	-4,532	218,302	19,646	42,067	290,431
Depreciation and amortization	92,232	3,977	3	290,458	26,029	10,545	423,244
Ebitda (1)	485,216	214,442	109,941	1,700,047	183,309	253,559	2,946,514
Non-recurring and non-cash effects
Net profit attributed to non-controlling stockholders	0	0	0	0	-593	0	-593
Remeasurement of post-employment liabilities	-121,104	-74,827	-17,143	-864,844	0	-116,246	-1,194,164
Voluntary severance program	-522	423	5	-386	0	-438	-918
Gain on disposal of investments	0	0	0	0	0	-59,520	-59,520
Advantageous purchase	0	0	0	0	0	-12,446	-12,446
Gain from remeasurement of prior holding	0	0	0	0	0	-61,746	-61,746
Tax provisions – Anuênio	28,188	17,416	3,990	138,741	-	5,364	193,699
Adjusted Ebitda	391,778	157,454	96,793	973,558	182,716	8,527	1,810,826

Consolidated 4Q24 Ebitda
R$ ’000	Generation	Transmission	Trading	Distribution	Gas	Holding co. and equity interests	Total
Profit (loss) for the period	327,459	118,783	128,453	451,757	112,100	–140,939	997,613
Income tax and Social Cont. tax	49,915	6,403	32,598	116,608	26,795	–76,041	156,278
Net finance income (expenses)	79,355	68,226	-6,079	137,898	15,190	101,790	396,380
Depreciation and amortization	78,857	2,626	3	251,511	25,065	5,933	363,995
Ebitda (1)	535,586	196,038	154,975	957,774	179,150	–109,257	1,914,266
Net profit attributed to non-controlling stockholders	-	-	-	-	–482	-	–482
Impairment	–17,751	0	-	-	-	-	–17,751
Impairment (goodwill)	-	-	-	-	-	40,745	40,745
Adjusted Ebitda	517,835	196,038	154,975	957,774	178,668	-68,512	1,936,778

4Q25 Ebitda was 53.9% higher than in 4Q24, while adjusted Ebitda was 6.5% lower. The result was mainly explained by:

▪	Positive item of R$ 1,194.2 million in 4Q25, resulting from the agreement to terminate the post-employment obligation of the health plan and dental plan.
▪	Reduction of R$ 126.0 million in adjusted Ebitda of Generation – from the effect of (i) the GSF (0.67 in 4Q25, vs. 0.80 in 4Q24); and (ii) the spot price being 11% higher.
▪	Weaker result from Trading, on exposure to higher prices for energy purchases to close positions, including those related to contracts signed with traders who filed for judicial recovery.

▪	Cemig SIM: elimination of crossover holdings with Comerc, and purchase of 3 photovoltaic generation plants, resulting in an accounting gain of R$ 133.7 million in 4Q25 (gain on disposal; advantageous purchase; and revaluation of prior holding).
▪	Tax provision: a negative effect of R$ 193.6 million, due to reassessment, from “possible” to “probable”, of chances of losing the legal action on application of corporate income tax to the indemnity paid in 2006, to acquire employees’ future time-of-service-related benefits (“anuênios”).

Ebitda of Cemig D

	4Q25	4Q24	Change %
Cemig D Ebitda – R$ ’000
Net profit for the period	977,362	451,758	116.3
Income tax and Social Contribution tax	213,926	116,608	83.5
Net finance income (expense)	218,302	137,897	58.3
Amortization	290,460	251,511	15.5
Ebitda per CVM Resolution 156	1,700,050	957,774	77.5
Remeasurement of post-employment liabilities	–864,844	-	-
Tax provisions – Anuênio indemnity	138,741	-	-
Adjusted Ebitda	973,947	957,774	1.7
New replacement value (VNR)	–15,929	–34,754	–54.2
Adjusted Ebitda less VNR	958,018	923,020	3.8

Cemig D posted a 4Q25 Ebitda of R$ 1,700.1 million, 77.5% above 4Q24. Adjusted Ebitda, of R$ 973.9 million, was 1.7% higher than in 4Q24.

Among the key factors explaining the results are:

▪	Increase of R$ 138 million in the “Portion B” component per quarter, following the May 2025 annual tariff adjustment, offset by a reduction in market volume compared to 4Q24.
o	Energy distributed (excluding distributed generation) was 3.5% lower year-on-year (4.3% lower to the captive market, and 2.9% lower to the Free Market) – mainly reflecting: (i) migration to DG, and (ii) industrial consumption 7.7% lower, in which a strong component was migration of two large clients to the Free Market.
o	Total energy distributed, including the total of offset DG supply, was 1.4% lower than in 4Q24.
▪	Provision for expected loss on receivables R$ 29.0 million lower: R$ 45.4 million in 4Q25, vs R$ 74.4 million in 4Q24.
▪	Positive effect of R$ 864.8 million, following the agreement to terminate the post-employment obligation of the health plan and the dental plan.
▪	A new tax provision of R$ 138.7 million, related to the reassessment, from “possible” to “probable”, of chances of loss in a legal action concerning application of corporate income tax to the indemnity paid, in 2006, for acquisition of employees’ future time-of-service-related benefits (“anuênios”).
▪	Expense of R$ 25.1 million, related to a component of 2022 profit sharing program not paid that year to employees represented by unions that took part in the legal action.
▪	New Replacement Value (VNR) of R$ 15.9 million in 4Q25, compared to R$ 34.89 million in 4Q24.

Ebitda of Cemig GT

Cemig GT – 4Q25 Ebitda
R$ ’000	Generation	Transmission	Trading	Equity interests	Total
Profit (loss) for the period	319,698	178,686	–11,887	60,868	547,365
Income tax and Social Contribution tax	67,572	19,569	–15,358	39,004	110,787
Net finance income (expenses)	5,713	9,746	–4,533	22,899	33,825
Depreciation and amortization	97,589	4,038	3	9,292	110,922
Ebitda per CVM Resolution 156	490,572	212,039	–31,775	132,063	802,899
Gain on disposal of investments	0	0	0	–59,520	–59,520
Advantageous purchase	0	0	0	–12,446	–12,446
Gain on remeasurement of interests	0	0	0	–61,746	–61,746
Voluntary severance program	–238	-21	-19	-72	-350
Remeasurement of post-employment liability	–121,254	–74,919	–17,164	–23,073	–236,410
Tax provisions – Anuênio indemnity	23,416	14,468	3,314	4,456	45,654
Adjusted Ebitda	392,496	151,567	–45,644	–20,338	478,081

Cemig GT: 4Q24 Ebitda
R$ ’000	Generation	Transmission	Trading	Equity interests	Total
Profit (loss) for the period	333,725	110,575	–19,571	–183,522	241,207
Income tax and Social Contribution tax	49,915	5,519	–33,131	–39,952	–17,649
Net finance income (expenses)	79,355	68,696	–6,079	79,677	221,649
Depreciation and amortization	73,727	8,587	3	–	82,317
Ebitda per CVM Resolution 156	536,722	193,377	–58,778	–143,797	527,524
Impairment	–17,751	–	–	–	–17,751
Impairment (goodwill – Aliança Norte)	–	–	–	40,745	40,745
Adjusted Ebitda	518,971	193,377	–58,778	–103,052	550,518

Cemig GT reported 4Q25 Ebitda of R$ 802.9 million, 52.2% above 4Q24. Adjusted Ebitda in the period was R$ 478.1 million, 13.2% lower than in 4Q24. Among the key factors explaining the results are:

▪	Lower GSF in the quarter (0.675 in 4Q25, vs 0.799 in 4Q24), increasing the need for energy purchase in a period of higher spot prices – generating a negative impact of R$ 81 million.
▪	Positive effect of R$ 236.4 million, following the agreement to terminate post-employment obligations of the health plan and dental plan.
▪	Equity income (gain in non-consolidated investees) R$ 48.4 million higher, mainly from Belo Monte, which had a higher negative contribution in 4Q24 due to the effect on operational cost of constitution of a contract related to the difference between volumes of energy contracted for sale and purchase in future power purchase agreements.
▪	Cemig SIM: Elimination of crossover holdings with Comerc, and acquisition of 3 photovoltaic solar plants, resulted in an accounting gain of R$ 133.7 million in 4Q25 (gain on disposal; advantageous purchase; and revaluation of prior holding).
▪	Tax provision of R$ 45.6 million, due to reassessment, from “possible” to “probable”, of chances of losing the legal action on application of corporate income tax to the indemnity paid, in 2006, to acquire of employees’ future time-of-service-related benefits (“anuênios”).
▪	An expense of R$ 3.6 million, related to backdated payment of 2022 for profit sharing program to employees represented by unions that participated in the legal action.
▪	Revenue from solar generation R$ 35 million higher, with the conclusion of works on the Boa Esperança and Jusante plants.

Non-recurring effects in 4Q24

▪	In 4Q24: (i) an impairment of R$ 17.7 million was reversed following the successful auction sale of 4 small hydro plants, and (ii) an impairment of R$ 40.7 million was recognized in the goodwill of Aliança Norte.

Investments

In 2025, Cemig invested a total of R$ 6.63 billion, or 16.0% more than in 2024. The investment realized in 4Q25 totaled R$ 1.9 billion.

Main highlights in the year were: Investment of R$ 5.1 billion by Cemig Distribution, with connection of more than 203,000 new clients, 23 new substations, construction of 12,756 km of low and medium voltage networks, and installation of 220,000 smart meters; in Transmission, investment of R$ 410 million in strengthening and improvements; in Generation, extension of the concessions of 3 plants with purchase of credits at the GSF auction (R$ 199 million), and addition of 68 MWp of installed capacity in photovoltaic distributed generation; and in Gasmig, construction of 192 km of pipelines, including the inauguration of the Centro-Oeste gas pipeline, which marks the arrival of piped natural gas in Betim, Itaúna, Divinópolis, and the surrounding region.

This execution of the largest investment program in Cemig’s history will modernize its electricity system, ensuring reliability, in line with its strategic plan of focusing on Minas Gerais and its core businesses, and providing ever-improving service to its clients. Investment totaling R$ 43.7 billion is planned for 2026 through 2030, of which R$ 6.72 billion is to be invested in 2026.

Debt

CONSOLIDATED (R$ ’000)	2025	2024	Change, %
Gross debt	19,465,331	12,279,300	58.5%
Cash, cash equivalents and securities	2,661,338	2,390,743	11.3%
Net debt	16,803,993	9,888,557	69.9%

CEMIG GT (R$ ’000)
Gross debt	3,155,368	1,031,924	205.8%
Cash, cash equivalents and securities	463,891	542,566	-14.5%
Net debt	2,691,477	489,358	450.0%

CEMIG D (R$ ’000)
Gross debt	14,892,088	10,037,621	48.4%
Cash, cash equivalents and securities	1,268,007	1,114,866	13.7%
Net debt	13,624,081	8,922,755	52.7%

Consolidated debt: amortization timetable

R$ million

In 4Q25 Cemig GT amortized debt amounting to R$ 233.3 million and debentures were issued totaling R$ 4.3 billion: of which R$ 2.5 billion were issued by Cemig D and R$ 1.5 billion by Cemig GT – in two series, paying IPCA inflation +6.79% for the 12-year series and IPCA+6.65% for the 15-year series; and Gasmig issued R$ 300 million, with maturity at 10 years, paying IPCA+6.50%.

	4Q25	2025
DEBT AMORTIZED – R$ ’000
Cemig GT	233,333	233,333
Cemig D	0	2,368,868
Others	-	95,000
Total	233,333	2,697,201

In 2025, the Company maintained discipline in executing its financial strategy, prioritizing cash flow optimization, a reduction in the cost of capital, and the extension of its debt maturity profile.

As a result of the fundraisings carried out during the period, the average debt maturity increased to 6.9 years at the end of 2025 (versus 4.8 years in 2024). Additionally, 76% of total indebtedness matures from 2029 onwards, positioning the amortization schedule predominantly after the tariff review process of both the distribution and transmission businesses, thereby providing greater financial predictability and stability.

Financial Resilience and Flexibility

Considering the scenario planting and sensitivity analysis, the Company is well positioned given its high-quality ratings and the nature defensive position of the electricity sector. The capital structure is reinforced by pre-approved credit lines of quick access in case of volatility. Management is continuously monitoring funding opportunities, including multilateral institutions, development banks, receivable loans and the 4.131 loans, allowing to choose the best market opportunity. In scenarios during which the spread differences increase, and the impact of the total cost of debt is marginal, given that the current outstanding liabilities are not impacted by the volatility of secondary rates.

Covenant Structure

The company reiterates that its current covenant clauses are at appropriate levels and in line with the maturity of its project and the sector, guaranteeing stability both to investors and the sustainability of the operations.

Evolution of Cemig’s Credit Ratings

Cemig’s credit ratings have evolved consistently over recent years, currently reaching the highest level in the Company’s history.

In 2025, the Company achieved an AAA rating from an additional credit rating agency, following the upgrade by Moody’s, reinforcing the recognition of its financial strength, consistency of results, and discipline in capital allocation.

The trajectory of the credit rating evolution is presented in the graph below:

ESG – Report on performance

Cemig has assumed public commitments in terms of sustainability. To meet and execute them, it designs and executes strategic initiatives, monitored by corporate indicators and targets, in five key areas:

(i)	the energy transition,
(ii)	the environment,
(iii)	local development,
(iv)	our people and
(v)	solid governance:

The energy transition	Environment	Local development	Our people	Solid governance

•  Offset 100% of scope 1 emissions by 2026.

•  Net zero by 2040; reduce total greenhouse gas emissions by 60% by 2030.

•  Operate 100% renewable generation.

•  Place a total of 37.4 million renewable energy certificates by 2030.

•  Redundant feed supply to 100% of municipal administrations.

•  Connect 7GW of distributed generation by 2028.

•  Install smart meters up to 2027.

• By 2027: Recycle or reuse at least 98% of industrial waste generated. • Diagnose Cemig’s impact, and dependence, on ecosystem services.

•  Digitalize at least 85% of customer services by 2026.

•   Convert

single-phase network to

three-phase – through the

Minas

Three-Phase Project – by 2027.

•   Benefit

120,000 families by regularizing their energy supply.

•   Benefit at least

60,000 people with projects for:

– infancy,

– the elderly, and

– sports,

by 2027.

• Install a culture of health and safe behavior throughout both the Company and the value chain, by 2030. • By 2030, have a culture of valuing diversity, equity and inclusion fully in place.

•  Comply with 100% of requirements of the UN Global Compact Transparency Movement, by 2026.

•  Maintain, up to 2030, zero index of personal data leaks able to cause owners material personal harm.

•  Implement the Program for Sustainable Management of the Value Chain by 2027.

Cemig ESG highlights

The energy transition

Indicating the constant, determined nature of its efforts, Cemig was able to re-emphasize its climate leadership by achieving early compliance with the requirement to offset 100% of Scope 1 emissions by 2024 (the figures for 2025 are still being collated), and will continue to offset emissions in the coming years.

In distributed generation, Cemig has connected capacity of more than 5.5 GWh – more than half of its 2028 target of 7 GW.

In compliance with Aneel’s Resolution 1137/2025, Cemig has developed a new Contingency Plan, setting directives for increasing the resilience of the distribution and transmission systems in relation to severe climate events. This document sets procedures and responsibilities to ensure efficient response to critical situations, prioritizing safety of employees and the population, and continuity of power supply.

Cemig was again selected for the “A List” of CDP – the Carbon Disclosure Project – earning the maximum score in 10 of the 16 criteria evaluated. The assessment highlighted:

•	Public commitment to zero net emissions by 2040.
•	Development of low carbon products.
•	Strong initiatives to mitigate emissions and modernize the network.

Environment

Cemig has fulfilled significant environmental commitments ahead of time. The ecosystem diagnosis – of the Company’s impacts and dependence on ecosystem services, scheduled for 2026, has been completed.

Local development

Cemig contributes to local development, with efforts in numerous projects benefiting society. An example is its commitment to benefit at least 60,000 people with projects for infancy, the elderly and sport by 2027. So far in 2024 and 2025 just under 50,000 people have benefited from actions that expand opportunities, strengthen communities and contribute to quality of life.

Our people

Underlining our commitment to a healthy and inclusive work environment, we support and subscribe to the Mind in Focus Program of the UN Global Compact in Brazil – dedicated to promoting employee mental health and well-being.

Solid governance

Cemig complies with the targets set by the Transparency Movement of the UN Global Compact. (i) 30 professionals of supplier companies have been trained in the Cemig Code of Conduct; (ii) it has upheld a zero rate of cybersecurity incidents, underlining its commitment to data protection and integrity of the value chain; and (iii) in addition, the Company has now adopted the Declaration of Conformity with ISO 31000 – international recognition as a reference in risk management – for the third consecutive year.

Sustainalytics

Cemig improved its Sustainalytics ESG Risk Rating by 1.9 points, to 20.4, bringing it into the medium risk category, indicating high performance in ESG management. This recognizes and underlines Cemig’s progress in management of environmental, social and governance risks, and places it among the industry leaders.

This rating is one of the leading global references for investors and stakeholders to assess companies’ performance in sustainability. Cemig’s improvement in this rating underlines its commitment to responsible practices and increases its attractiveness for investors who prioritize ESG criteria.

Innovation and modernization of energy distribution – a town-wide pilot

In Brazil’s smallest town, Serra da Saudade in Minas Gerais (right>), Cemig has pioneered a project that places Minas and Brazil in the vanguard of the power sector. For investment of R$ 7 million, this pilot project serving the whole town of 856 people integrates solar generation, battery storage, smart metering and advanced automation of the distribution system – enabling outages to be reduced to near-zero, achieving energy autonomy for up to 48 hours in emergencies, and providing improved supply quality, while keeping voltages within regulatory levels.

Cemig in the leading sustainability indices

Indicators

We have reorganized our sustainability indicators to give a more accurate reflection of Cemig’s new Materiality Matrix (pages 6-7 of the Cemig Sustainability Report). The matrix classifies eight themes as material – three included in two categories, four classified as financially material, and one as material for impact.

This reorganization aims to strengthen the coherence between the indicators reported and the themes that are priority for Cemig and its stakeholders.

Indicators	1Q25	2Q25	3Q25	4Q25
Index of energy losses in the national grid (%)	8.01	8.01	8.49	13.41
Index of total energy losses in distribution *	10.49	11.43	11.42	11.60
% of generation from renewable sources	100	100	100	100
Cemig total reforestation. hectares	83.52	0 **	0 **	0**

*	As from 2Q25 Aneel changed the method for this measurement. Public Hearing (CP) 09/2024 specifies the metered market, not the billed market. Values are the averages for the months of each quarter.
**	The reforestation figures for 2Q and 3Q are zero because Cemig plants only in the rainy season.

Renewable energy
Indicators	1Q25	2Q25	3Q25	4Q25

Electricity consumption per employee (MWh)	2.08	1.81	1.69	1.84
I–REC (renewable-source) certificates sold	633,307	340,652	151,655	42,090
Cemig renewable-source RECs sold	3,342,179	611,189	388,760	138,661
Number of smart meters installed	14,670	41,565	59,047	104,366

Water resources
Indicators	1Q25	2Q25	3Q25	4Q25

Surface Water Monitoring Management Indicator (IGMAS) (%)	100	100	100	100

Personal health and safety
Indicators	1Q25	2Q25	3Q25	4Q25

Accident frequency rate – employees + outsourced (year-to-end of quarter)	2.63	3.12	3.02	2.97
Number of fatal or non-fatal accidents affecting the public (year-to- end of quarter)	16	33	41	54

Local communities
Indicators	1Q25	2Q25	3Q25	4Q25

Allocated to the Children’s and Adolescents’ Fund (FIA) (R$)	820,320	475,810	475,179	122,768
Allocated to Fund for the Aged (R$)	820,320	475,810	475,179	122,768
Allocated via Sports Incentive Law (R$)	8,558,615	951,621	950,358	245,538
Allocated to culture (R$)	27,321,771	65,990,411	10,251,154	2,720,081

Customer satisfaction and transparency
Indicators	1Q25	2Q25	3Q25	4Q25

DEC = Consumer Average Outage Duration (hours) (12-month window)	9.44	9.77	9.34	8.99

FEC = Consumer Average Outage Frequency (12-month window)	5.22	5.36	5.24	5.16

Ethical conduct and integrity
Indicators	1Q25	2Q25	3Q25	4Q25

Accusations received	344	376	224	293
Concluded cases ruled valid or partially valid	16	20	37	38
Number of clients, consumers and employees significantly damaged by Privacy and Personal Data Protection-related violations	0	0	0	0
Number of independent Board members	8	8	8	8
% of shares held by members of Boards	0	0	0	0

Performance of Cemig’s shares

Security	2025	2024	Change, %
Prices (2)
CMIG4 (PN) at the close (R$/share)	11.2	9.53	17.51%
CMIG3 (ON) at the close (R$/share)	14.7	13.08	12.43%
CIG (ADR for PN shares), at close (US$/share)	2.04	1.59	28.11%
CIG.C (ADR for ON shares) at close (US$/share)	2.61	2.32	12.47%
Average daily trading
CMIG4 (PN) (R$ mn)	127.52	143.11	-10.90%
CMIG3 (ON) (R$ mn)	3.24	3.75	-13.55%
CIG (ADR for PN shares) (US$ mn)	5.49	4.32	27.12%
CIG.C (ADR for ON shares) (US$ mn)	0.01	0.03	-65.39%
Indices
IEE	123,056	77,455	58.87%
IBOV	161,125	120,283	33.95%
CDI	10,258	8,974	14.31%
Indicators
Market valuation at end of period, R$ mn	35,388	35,149	0.68%
Enterprise value (EV), R$ mn (1)	48,488	42,668	13.64%
Dividend yield of CMIG4 (PN) (%) (3)	14.74	11.96	2.78 p.p
Dividend yield of CMIG3 (ON) (%) (3)	11.23	9.08	2.14 p.p
(1) EV = (Market valuation [= R$/share x number of shares]) + (consolidated Net debt).
(2) Share prices adjusted for corporate action payments, including dividends.
(3) (Dividends distributed in last 4 quarters) / (Share price at end of period).

Cemig was the fourth most liquid company in Brazil’s electricity sector, by aggregate volume of common (ON) and preferred (PN) shares traded, and among the most traded of all Brazilian equities.

The ADRs for Cemig’s preferred shares (CIG) traded US$ 1.351 billion on the New York Stock Exchange in 2025: we see this as recognition by the investor market and reaffirmation of Cemig as a global investment option.

The benchmark Ibovespa index of the São Paulo Stock Exchange rose 33.95% in the period, while the preferred shares of Cemig (PN) rose 17.51% and the common shares (ON) rose 12.43%.

In New York the ADRs for Cemig’s preferred shares rose 28.11% in the period, and the ADRS for the common shares rose 12.47%.

Cemig’s generation plants

Plant	Company	Cemig power (MW)	Cemig physical guarantee (MW)	End of concession	Type	Cemig stake

Emborcação	Cemig GT	1.192	475	May 2027	Hydro	100%
Nova Ponte	Cemig GT	510	257	Aug. 2027	Hydro	100%
Três Marias	Cemig GT	396	227	Jan. 2053	Hydro	100%
Irapé	Cemig GT	399	198	Oct. 2040	Hydro	100%
Salto Grande	Cemig GT	102	74	Jan. 2053	Hydro	100%
Sá Carvalho	Sá Carvalho S.A.	78	54	Aug. 2026	Hydro	100%
Rosal	Rosal Energia S.A.	55	28	Dec. 2035	Hydro	100%
Itutinga	Cemig Ger. Itutinga	52	27	Jan. 2053	Hydro	100%
Boa Esperança	Cemig GT	85	25	Aug. 2057	Solar	100%
Camargos	Cemig Ger. Camargos	46	22	Jan. 2053	Hydro	100%
Três Marias Jusante	Cemig GT	70	20	Feb. 2058	Solar	100%
Volta do Rio	Cemig GT	42	18	Dec. 2031	Wind	100%
Poço Fundo	Cemig GT	30	17	Jun. 2052	Small Hydro	100%
Pai Joaquim	Cemig PCH S.A.	23	14	Sep. 2041	Small Hydro	100%
Piau	Cemig Ger. Sul	18	14	Jan. 2053	Hydro	100%
Praias do Parajuru	Cemig GT	29	8	Sep. 2032	Wind	100%
Gafanhoto	Cemig Ger. Oeste	14	7	Jan. 2053	Hydro	100%
Peti	Cemig Ger. Leste	9	6	Jan. 2053	Hydro	100%
Joasal	Cemig Ger. Sul	8	5	Jan. 2053	Hydro	100%
Tronqueiras	Cemig Ger. Leste	9	3	Dec. 2046	Hydro	100%
Queimado	Cemig GT	87	53	Jun. 41	Hydro	82.5%
Belo Monte	Norte	1,313	534	Jul. 2046	Hydro	11.69%
Paracambi	LightGer	12	10	Jan. 2034	Small Hydro	49.0%
Cachoeirão	Hidrelétrica Cachoeirão	13	8	Jan. 2046	Small Hydro	49.0%
Pipoca	Hidrelétrica Pipoca	10	6	Dec. 2034	Small Hydro	49.0%
Others		61	31
Subtotal		4,663	2,140

Distributed generation		MWac	MW
Cemig GT	Cemig GT	14.5	3.6		Solar	100%
Cemig Sim	Cemig Sim	99.5	26,2		Solar	100%
Subtotal		114.0	29.8
Total		4,777	2,170

Notes:	The physical guarantees given for Boa Esperança and Jusante are those certified by a certifying company but have not been approved by Aneel. For the plants of Cemig Sim, the installed capacity is given in MWac, and physical guarantee has been estimated in the table as being equal to the estimated generation.

Cemig Sim also sells energy from leased plants, with capacity of 320 MWp.

There are details of the expansion projects of Cemig Sim on the next page.

Expansion of solar generation

Project	Company	Installed capacity (MWac)	Capacity (MWp)	Expected generation (MWaverage)	Planned operational start date
Ouro Solar	Cemig Sim	16.5	23.5	4.5	Jan.–Aug. 2026
Bloco Azul	Cemig Sim	15.0	21.3	3.8	Jun.–Aug 2026
Solar do Cerrado	Cemig Sim	38.5	53.9	11.0	Jan.–Nov. 2026
Cemig GT – Sol Central	Cemig GT	17.0	22.1	4.0	Jul. 2026
Total		87.0	120.8	23.3

RAP: July 2025–June 2026 cycle

The values of RAP for the 2025–2026 cycle came into effect in July 2025, including the effects for Cemig of the remeasurement of the national grid (‘RBSE’) financial component, as defined by Aneel.

ANEEL RATIFYING RESOLUTION (ReH) 3381/2025 (2025–2026 cycle)
R$ ’000	RAP	Adjustment component	Total	Expiration
Cemig	1,245,408	60,207	1,305,615
Cemig GT	1,164,296	62,435	1,226,731	Dec. 2042
Cemig Itajubá	52,484	–1,061	51,423	Oct. 2030
Centroeste	16,078	–1,017	15,061	Mar. 2035
Sete Lagoas	12,550	–150	12,401	Jun. 2041
Taesa (Cemig stake: 21.68%)	956,249	-35,288	920,961
TOTAL RAP			2,226,576

RBSE* COMPENSATION at June 2025 prices (excluding taxes, etc.)
R$ ’000 – by cycle	2025-2026	2026-2027	2027-2028	2028-2029	2029-2033
Economic	112,434	112,434	112,434	35,253	35,253
Financial	298,669	298,669	298,669	-	-
Total	411,102	411,102	411,102	35,253	35,253
* The figures for indemnity/reimbursement of National Grid components are included in the RAP of Cemig (first table).

Cemig currently has approval (REA) for large-scale strengthening and enhancement works, for total capex of R$ 1,158.1 million, and for investments of R$ 231.3 million related to Lot 1 of Auction 02/2022 (completion of works planned for 2028). Note: The 2025 operational start date forecast refers to works already completed, but which had not entered the RAP in the tariff adjustment in force from July 2025.

Planned operational start date	Capex (R$ ’000)	RAP (R$ ’000)
2025	141,292	22,483
2026	478,422	76,916
2027	391,092	65,088
2028	309,186	32,233
2029	69,452	11,522
Total	1,319,992	196,705

Transmission: Regulatory Revenue and Ebitda

Transmission: Regulatory Profit – 4Q25
R$ ’000	Cemig GT	Centroeste	Sete Lagoas	Total
Revenue from Transmission operations	442,785	3,823	3,488	450,096
Taxes on revenue	-39,474	-140	-323	-39,937
Sector charges	-77,144	-215	-139	-77,498
Net revenue	326,167	3,468	3,026	332,661

Regulatory Net profit	243,887	3,519	1,281	248,687
Income tax and Social Contribution tax	10,328	159	657	11,144
Net finance income (expenses)	11,95	-217	-511	11,222
Depreciation and amortization	46,338	376	888	47,602
Regulatory Ebitda	312,503	3,837	2,315	318,655

Transmission: Regulatory Profit – 4Q24
R$ ’000	Cemig GT	Centroeste	Sete Lagoas	Total
Revenue from transmission operations	416,976	6,219	1,927	425,122
Taxes on revenue	-39,662	-227	-179	-40,068
Sector charges	-74,541	-236	-120	-74,897
Net revenue	302,773	5,756	1,628	310,157

Regulatory net profit	26,922	4,728	813	32,463
Income tax and Social Contribution tax	108,193	279	135	108,607
Net finance income (expenses)	57,115	-269	-469	56,377
Depreciation and amortization	53,534	372	542	54,448
Regulatory Ebitda	245,764	5,11	1,021	251,895

Complementary information

Profit and loss account spreadsheets at this link: Results Center | Cemig Ri

Disclaimer

Certain statements and estimates in this material may represent expectations about future events or results which are subject to risks and uncertainties that may be known or unknown. There is no guarantee that events or results will occur as referred to in these expectations.

These expectations are based on present assumptions and analyses from the point of view of the Company’s management, in accordance with their experience and other factors such as the macroeconomic environment, market conditions in the electricity sector, and expected future results, many of which are not under our control.

Important factors that could lead to significant differences between actual results and the projections about future events or results include: Cemig’s business strategy, Brazilian and international economic conditions, technology, our financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and energy markets, uncertainty on our results from future operations, plans and objectives; and other factors. Due to these and other factors, our results may differ significantly from those indicated in or implied by such statements.

The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of our staff nor any party related to any of them or their representatives shall have any responsibility for any losses that may arise as a result of use of the content of this presentation.

To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could give rise to different results from those estimated by Cemig, please consult the section on Risk Factors included in the Reference Form filed with the Brazilian Securities Commission (CVM), and in the 20-F Form filed with the US Securities and Exchange Commission (SEC).

Financial amounts are in R$ million (R$ mn) unless otherwise indicated. Financial data reflect the adoption of IFRS.